

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2020

Nicole Kelsey
General Counsel
AMYRIS, INC.
5885 Hollis Street, Suite 100
Emeryville, CA 94608

Re: AMYRIS, INC.
Form 10-K for the fiscal year ended December 31, 2018
Exhibit No. 10.35 – Supply Agreement dated December 28, 2017
Exhibit No. 10.36 – Amendment No. 1, dated November 19, 2018, to Supply Agreement, dated December 28, 2017
Filed October 1, 2019
File No. 001-34885

Form 10-Q for the quarter ended June 30, 2019
Exhibit 10.01 - Amendment No. 2, dated April 16, 2019, to Supply Agreement, dated December 28, 2017
Exhibit 10.06 – Assignment and Assumption Agreement, dated April 16, 2019
Exhibit 10.07 – Joint Venture Agreement dated May 10, 2019
Filed October 7, 2019
File No. 001-34885

Dear Ms. Kelsey:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance